EXHIBIT 2

Annex A

Open Market Purchases

Trade Date	Common Stock	Average Price per Share of Common Stock
March 12, 2026	500,000	$18.33
May 4, 2026	521,771	$16.92
May 5, 2026	700,000	$16.84
May 6, 2026	844,772	$16.63